

Mail Stop 3720

August 11, 2009

Ms. Mary Agnes Wilderotter
Chairman of the Board, President and
Chief Executive Officer
Frontier Communications Corporation
3 High Ridge Park
Stamford, Connecticut 06905

      RE: **Frontier Communications Corporation**
              Form 10-K for the year ended December 31, 2008
              Filed February 27, 2009
              File No. 1-11001

Dear Ms. Wilderotter:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director